UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

08027429

SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11-017507

8-35097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Fidelity Investments Institutional Services Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane C. Greene 617-563-2036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (e) (2).*

SEC 1410 (3-91)

AFFIRMATION

I, Jane C. Greene, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Fidelity Investments Institutional Services Company, Inc. as of December 31, 2007 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Jane Greene 2-14-2008

Signature Date

Financial and Operations Principal

Title

Steph Mills

Notary Public

STEPHANIE MILLS
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 27, 2009

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Consolidated statement of financial condition.
(x)	(c)	Consolidated statement of income.
(x)	(d)	Consolidated statement of cash flows.
(x)	(e)	Consolidated statement of changes in stockholder's equity.
( )	(f)	Consolidated statement of changes in liabilities subordinated to claims of general creditors.
(x)	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
( )	(h)	Computation for determination of reserve requirements for brokers and dealers pursuant to Rule 15c3-3.
( )	(i)	Information relating to the possession or control requirements for brokers and dealers pursuant to Rule 15c3-3.
( )	(j)	A reconciliation, including appropriate explanations, of the computation of net capital pursuant to Rule 15c3-1 and the computation for determination of reserve requirements pursuant to Exhibit A of Rule 15c3-3.
( )	(k)	A reconciliation between the audited and unaudited statement of financial condition with respect to methods of consolidation.
(x)	(l)	An oath or affirmation.
( )	(m)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x)	(n)	Independent Accountant's report on internal controls.

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR LLC)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

as of December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Fidelity Investments Institutional Services Company, Inc.
(A Wholly-Owned Subsidiary of FMR LLC):

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Investments Institutional Services Company, Inc. (the "Company") and its subsidiary at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2008

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR LLC)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2007
(Dollars in thousands, except share amounts)

ASSETS	
Investments, at market value (cost $59,489)	$ 59,489
Receivables from customers	3,711
Property and equipment, net	265,984
Prepaid expenses	31,950
Deferred dealers concessions, net	3,724
Other assets	5,544
Total Assets	$ 370,402
LIABILITIES	
Accrued liabilities	$ 4,108
Total Liabilities	4,108
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 250,000 shares authorized; 1,000 shares issued and outstanding	1
Additional paid-in capital	163,620
Retained earnings	994,806
	1,158,427
Less: Net receivable from FMR LLC	(792,133)
Total Stockholder's Equity	366,294
Total Liabilities and Stockholder's Equity	$ 370,402

The accompanying notes are an integral part of the consolidated statement of financial condition.

A. Business:

Fidelity Investments Institutional Services Company, Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company's parent is FMR LLC (formerly FMR Corp.). The Company earns commissions associated with selling mutual funds and contractual plans for which Fidelity Distributors Corporation, an affiliate, is the principal underwriter and distributor or sponsor. The Company receives marketing and distribution services fees, and administrative service fees from an affiliate. In addition, the Company provides computer processing services, computer support and systems development services to affiliated companies. In conducting its business, the Company engages affiliated companies to provide certain services (see Note C).

B. Summary of Significant Accounting Policies:

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its subsidiary. All material intercompany accounts and transactions are eliminated in consolidation.

Basis of Presentation and Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2007. Actual results could differ from the estimates included in the consolidated statement of financial condition.

Investments

Investments consist of shares held in a Fidelity money market mutual fund. Investments are stated at fair value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on estimated useful lives as follows: computer equipment and software, three years; furniture and equipment, five to ten years; and leasehold improvements, the shorter of their useful lives or ten years. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized.

Impairment of Assets

The Company reviews its invested and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When the carrying value of an asset is not expected to be recoverable over the remainder of its expected life, the asset is reduced to its net realizable value.

(Dollars in thousands)

B. Summary of Significant Accounting Policies, (cont.):

Deferred Dealers Concessions

Deferred dealers concessions of $3,724 are net of accumulated amortization of $6,153 as of December 31, 2007. These deferred charges represent sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds' shares. The charges are amortized using the straight-line basis method over one to five years.

Income Taxes

The Company is allocated by FMR LLC, a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. Deferred income taxes are allocated to the Company by FMR LLC as a direct charge and arise from the differences in the timing of recognition of revenue and expenses for tax and financial reporting purposes. Subsequent to the Merger, discussed below, this charge will only reflect state tax obligations. The company files state tax returns on a unitary/combined or separate company basis.

At December 31, 2007, the Company's net deferred tax assets approximated $7,028 and are included in the net receivable from FMR LLC. The primary sources of temporary differences relate to depreciation, deferred compensation and pension expense.

The company was formerly included in the consolidated federal income tax return of FMR Corp. Effective October 1, 2007 FMR Corp. merged into FMR LLC with FMR LLC the surviving legal entity (the Merger).

In connection with the Merger, FMR LLC became subject to flow-through tax treatment under Subchapter S of the Internal Revenue Code and is no longer a taxpayer for federal income tax purposes but remains a taxpayer in certain state and international jurisdictions. The company is now also subject to taxation under the Subchapter S rules. As a result of this change in tax status, the Company eliminated its net deferred tax assets and liabilities associated with Federal tax and certain state tax jurisdictions with a charge equivalent to taxes on income.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" which is effective for the Company's fiscal year beginning on January 1, 2008. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken in a tax return. The adoption of this statement is not expected to have a material effect on the consolidated statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which is effective for the Company's fiscal year beginning January 1, 2008. SFAS 157 defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements. In February 2007, the FASB issued SFAS No. 159, the Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statements No. 115 ("SFAS 159"), which is effective for the Company's fiscal year beginning January 1, 2008. SFAS 159 permits entities to elect to measure many financial instruments at fair value. Upon adoption of SFAS 159, an entity may elect the fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option should only be made at initial recognition of the asset of liability or upon a re-measurement event that gives rise to new-basis accounting. The adoption of SFAS 157 and SFAS 159 is not expected to have a material effect on the consolidate statement of financial condition.

(Dollars in thousands)

C. Transactions with FMR LLC and Affiliated Companies:

The Company receives its marketing and distribution services revenue, commissions, net service fees and computer support services revenue principally from affiliated companies. In addition, the Company is charged for services provided by FMR LLC and affiliated companies.

The Company participated in FMR LLC's noncontributory trusteed defined benefit pension plan covering all of its eligible employees prior to the plan's termination of future benefits effective May 31, 2007.

The Company participates in FMR LLC's defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plans are based on either stated percentages of eligible employee compensation or employee contributions.

The Company also participates in FMR LLC's Retiree Health Retirement Plan, a health reimbursement arrangement covering all eligible employees that was implemented during 2007. This charge is based on the number of full-time and part-time employees participating in the plan.

The Company participates in various FMR LLC share-based compensatory plans and is allocated a compensation charge that is amortized over the period in which it is earned. This charge is based on the change in the Net Asset Value of FMR LLC shares, as defined.

All intercompany transactions with FMR LLC and affiliated companies are charged or credited through an intercompany account with FMR LLC and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR LLC. Under an agreement with FMR LLC, the Company may offset liabilities which will ultimately be settled by FMR LLC on behalf of the Company against its receivable from FMR LLC. In accordance with the agreement, liabilities of approximately $90,040 have been offset against the receivable from FMR LLC.

D. Property and Equipment:

Property and equipment, at cost, consist of the following at December 31, 2007:

Computer equipment	$ 530,820
Software	174,870
Furniture and equipment	3,734
Leasehold improvements	1,483
	710,907
Less: Accumulated depreciation and amortization	(444,923)
	$ 265,984

During the year, the Company retired fully depreciated assets with an original cost of approximately $303,994.

(Dollars in thousands)

E. Commitments and Contingencies:

Aggregate future minimum rentals of office space and equipment under operating leases with noncancelable terms in excess of one year at December 31, 2007 are as follows:

Year	
2008	45,124
2009	28,233
2010	13,728
2011	704
2012	703
Thereafter	-

The Company is subject to regulation and oversight by various agencies that perform periodic audits and reviews of the Company.

F. Concentration of Credit Risk:

The Company is engaged in various mutual fund brokerage activities in which counterparties primarily include broker dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

G. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to utilize the alternate method permitted by the rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2007, the Company had net capital of $53,191 of which $52,941 was in excess of its required net capital of $250.

END